FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated May 03, 2023

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 03 May, 2023

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 03 May 2023
Confirmation of Board Committee Membership

Exhibit 99

London, 3 May 2023

UNILEVER PLC

Confirmation of Board Committee Membership

Unilever PLC today confirms that following the 2023 AGM the membership of the Board Committees will be as follows:

Audit Committee:
Adrian Hennah (Chair), Susan Kilsby and Ruby Lu.

Nominating and Corporate Governance Committee:
Nils Andersen (Chair), Judith Hartmann, Andrea Jung and Feike Sijbesma (until 31 October 2023).

Compensation Committee:
Andrea Jung (Chair), Nils Andersen, Judith Hartmann and Nelson Peltz.

Corporate Responsibility Committee:
Strive Masiyiwa (Chair), Youngme Moon and Feike Sijbesma (until 31 October 2023)